THIS AGREEMENT is dated LJ...August 2019 and is made BETWEEN: (1) HSBC GROUP MANAGEMENT SERVICES LIMITED (registered number 9231974), whose registered office is at 8 Canada Square, London E14 5HQ (the Company); and (2) NOEL PAUL QUINN of [***] (the Executive). IT IS AGREED as follows: 1 Appointment 1.1 The Employment will begin on the Commencement Date. The Executive's continuous employment began on 2 January 1987. 1.2 Subject to clauses 1.5 and 12, the Employment will continue until terminated by either partygiving to the other twelve months' notice in writing. 1.3 The Executive shall be employed as Interim Group Chief Executive at Global Career Band (GCB) 0. The Executive shall report to the Group Chairman or such other appropriate person as the Company shall designate from time to time. The Employment also requires the Executive to hold various directorships and offices within the Group from time to time including in relation to Hongkong and Shanghai Banking Corporation Limited. 1.4 The Executive consents to the Company transferring the Executive's employment and assigning the provisions of this Agreement to any Group Company at any time (on the terms and conditions of this Agreement). 1.5 The Employment is and remains at all times subject to the Executive successfully completing all Company required and on-going screenings for a "High Risk Role", given that any abuse of the role poses particular potential damage to the Group and external stakeholders. Additionally, the Executive is at all times required to hold the required approvals by the FCA and all other relevant regulatory bodies in order to be able to carry out his/her duties. In the event of any screening result being considered unsatisfactory in the reasonable opinion of the Company and/or where FCA or any other relevant regulatory approval is withdrawn, the Company has the right to terminate the Employment with immediate effect and with no further sums payable to the Executive beyond any sums accrued due as at the date of that termination. The Company's summary termination right in this clause 1.5 shall not apply in the event that any required regulatory approval in connection with the commencement of the Employment (following any applicable grace period) is not granted. 2 Remuneration 2.1 The Company will pay the Executive a Base Salary of £1,240,000 per annum (Base Salary). The Base Salary will be paid less Statutory Deductions and accrue from day to day and be payable in equal monthly instalments in arrears on or around the 2oth day of each calendar month. Unless notice to terminate the Employment has been given by either party, the Company will review the Executive's Base Salary in March of each calendar year, in good faith, the first such review to take place on or about March 2020. The PUBLIC-3

This Agreement has been signed on behalf of the Company and executed as a deed by the Executivethe day and year firstabove written. Executed as a Deed by HSBC GROUP MANAGEMENT SERVICES LIMITED in thepresence of: ............................�L----: ...r······ .. Dated: ..... '±.1.�.�_t�'J....... . Dated: ..................................... . Executed as a Deed by theEXECUTIVE Dated: .........................Lf/ fsl 2.oI '7. .. In the presence of: ....... :::r.;J�... ?.: ... k ............... .. Dated: Jtj.r.J..�11.Jt.. Signature of Witness <V Wrtness Name: .�.l:'.�1'..... b:-.:'?_:V.. Witness Address: ... [***] Witness Occupation: ..... �2./.1.. �.J::�-::.... PUBLIC-24